FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2006

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated January 24, 2006 regarding establishment of shared services company for finance and human resources

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date: January 25, 2006	By	/s/ Takashi Hatchoji
Takashi Hatchoji
Senior Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi to Establish Shared Services Company for Finance and Human Resources

TOKYO, Japan, January 24, 2006 — Hitachi, Ltd. (NYSE:HIT/TSE:6501, “Hitachi”) and Hitachi Triple Win Corp. (“Hitachi Triple Win”) today announced a basic agreement to establish a company that will provide finance and human resources shared services for the Hitachi Group.

On April 1, 2006, Hitachi’s Human Capital Solution Center and Hitachi Triple Win’s Finance Shared Service Division will be transferred to a new company jointly established by the two companies through a joint corporate split. After the establishment, the new company will become a wholly owned subsidiary of Hitachi. The name of the new company is yet to be determined.

The Hitachi Group is implementing various measures as part of a company-wide effort to increase management efficiencies. The establishment of the new company will streamline finance and human resources processes and procedures. The new company will also plan to provide services to other corporate groups by making use of the Hitachi Group’s accumulated expertise in finance and human resources administration.

1. Schedule for Corporate Split and Establishment of New Company

Late January 2006 - Conclusion of Corporate Split Plan (Hitachi and Hitachi Triple Win)

Mid-February 2006 - Approval of Corporate Split Plan by General Meeting of Shareholders (Hitachi Triple Win)

April 1, 2006 - Date of Corporate Split and New Company Establishment

April 3, 2006 - Date of Registration of Corporate Split and New Company Establishment

Hitachi will split the relevant business without approval of the Corporate Split Plan by the General Meeting of Shareholders, pursuant to the Article 374-6, Paragraph 1 of the Commercial Code of Japan.

2. Method Used for Corporate Split and Establishment of New Company

A new company will be formed by a corporate split procedure. Hitachi’s Human Capital Solution Center and Hitachi Triple Win’s Finance Shared Service Division will be transferred to a new company jointly established by the two companies through a joint corporate split. Then, the new company will become a 100% subsidiary of Hitachi, Ltd.

3. Stock allocation

(1) Number of Shares to Be Allocated Upon Corporate Split

Hitachi and Hitachi Triple Win will receive 9,800 shares and 4,200 shares of common stocks of the new company, respectively.

(2) Calculation Methods

Hitachi and Hitachi Triple Win have confirmed assets and liabilities of the businesses to be split, and have agreed on the stock allocation ratio of Hitachi: Hitachi Triple Win = 7:3 based on the net asset value method.

4. Payments

There is no payment with regard to the allocation of shares.

5. Rights and obligations to be transferred to new company

Hitachi and Hitachi Triple Win will transfer the assets, liabilities, intellectual properties, and contractual status relating to the businesses to be split as of the day before the date of registration of corporate split.

6. Outlook for fulfillment of Financial Obligations

Hitachi and Hitachi Tripe Win have judged that both the transferors and the transferee can satisfy all obligations that they will have to bear.

7. Profile of the Companies Included in the Corporate Split

(As of March 31, 2005)
Name	Hitachi (Transferor)		Hitachi Triple Win (Transferor)			New corporation (Name yet to be determined) (Transferee)
Business contact	Development, manufacture, sales and service of information systems, electrical devices, electric power and industrial systems, home electronics, materials and other products.		Outsourcing services regarding financial and general affairs administration			Shared services regarding financial and human resource administration

Date of incorporation	February 1, 1920 (Originally founded in 1910)		February 2, 2000			April 1, 2006 (tentative)

Head office location	6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo		7-1, Nishi-Shimbashi 3-chome, Minato-ku, Tokyo			29, Kanda-Awajicho 2-chome, Chiyoda-ku, Tokyo

President	Etsuhiko Shoyama, President, Chief Executive Officer and Director		Yoshiyuki Mori President and Director			Yoshiyuki Mori President and Director

Capital stock	282,033 million yen		700 million yen			700 million yen

Number of shares held	3,368,126,056 shares		14,000 shares			14,000 shares

Stockholders’ equity	1,365,655 million yen		905 million yen			1,618 million yen (*2)

Total assets	3,752,522 million yen		2,073 million yen			6,590 million yen (*2)

Fiscal year-end	March 31		March 31			March 31

Number of Employees	38,537		236			431 (tentative)

Principle Customers	Private-sector manufacturing and non-manufacturing industries as well as government agencies both domestic and overseas		Private-sector manufacturing and non-manufacturing industries, Hitachi, Ltd. and Hitachi Capital Corporation			Private-sector manufacturing and non-manufacturing industries, and Hitachi, Ltd.

Major shareholders and	NATS CUMCO	6.41%	Hitachi Capital Corporation	57.14%		Hitachi, Ltd.	100%
holdings	The Master Trust Bank of Japan, Ltd.	5.77%	Hitachi, Ltd. Hitachi Metals, Ltd.	7.14 7.14	% %
	Japan Trustee Services Bank, Ltd.	5.12%	Hitachi Cable, Ltd. Hitachi Chemical Co., Ltd.	7.14 7.14	% %
			Hitachi Software Engineering Co., Ltd.	7.14%
			Hitachi Transport System, Ltd.	7.14%

Primary transaction Banks	Mizuho Corporate Bank, Ltd. UFJ Bank Limited (Currently The Bank of Tokyo-Mitsubishi UFJ, Ltd.)		UFJ Bank Limited (Currently The Bank of Tokyo-Mitsubishi UFJ, Ltd.) Mizuho Bank, Ltd.			To be determined

*1.	As of March 31, 2005 with regard to Hitachi and Hitachi Triple Win.
*2.	Estimation based on the balance sheets of transferors as of September 30, 2005.

8. Performance for the Past Three Fiscal Years of the Parties of the Corporate Split

	(As of March 31, 2005) (Millions of yen (except where otherwise indicated))
	Hitachi (Transferor)			Hitachi Triple Win (Transferor)
Fiscal year ended	March 31, 2003	March 31, 2004	March 31, 2005	March 31, 2003	March 31, 2004	March 31, 2005
Revenues	3,112,411	2,488,873	2,597,496	3,776	4,447	5,103
Operating income (loss)	53,741	7,548	(5,694)	198	126	208
Ordinary income	52,014	20,183	22,282	201	123	210
Net income	28,289	40,111	10,344	41	62	103
Net income per share (yen)	8.38	12.14	3.12	1,160.59	1,968.50	7,420.08
Dividend per share (yen)	6.00	8.00	11.00	—	—	—
Stockholders’ equity per share (yen)	408.26	416.43	409.91	57,103.66	59,786.45	64,706.53

9. Brief description of operating divisions being split

(1) Businesses to be split

Operations handled by Hitachi’s Human Capital Solution Center and Hitachi Triple Win’s Finance Shared Service Division.

(2) Amount of assets and liabilities which the new company will be transferred

(As of September 30, 2005)

Assets	Liabilities
6,590 million yen	4,972 million yen

10. State of Hitachi’s consolidated basis financial result

This corporate split exerts negligible impact on the Hitachi group’s business results.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT/ TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 347,000 employees worldwide. Fiscal 2004 (ended March 31, 2005) consolidated sales totaled 9,027.0 billion yen ($84.4 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com

About Hitachi Triple Win Corp.

Hitachi Triple Win Corp, headquartered in Tokyo, Japan, is a shared-service company who mainly provides financial and accounting affairs services such as book-keeping, journal entries, receipts and disbursements, fixed assets administration to Hitachi group companies and several other companies.

# # #